File No. 70-9015
                                     UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                     __________________________________________
                                 AMENDMENT NO. 1 TO
                          FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                   THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     ___________________________________________
                                    Cinergy Corp.
                              Cinergy Investments, Inc.
                                Cinergy Services, Inc.
                         The Cincinnati Gas & Electric Company
                        The Union Light, Heat and Power Company
                      The West Harrison Gas and Electric Company
                               Lawrenceburg Gas Company
                               Miami Power Corporation
                            Tri-State Improvement Company
                              KO Transmission Company
                               139 East Fourth Street
                              Cincinnati, Ohio  45202

                                  PSI Energy, Inc.
                              1000 East Main Street
                           Plainfield, Indiana  46168
                     (Name of companies filing this statement
                   and addresses of principal executive offices)

                                   Cinergy Corp.
                  (Name of top registered holding company parent)

                               William L. Sheafer
                                   Treasurer
                                 Cinergy Corp.
                               (address above)

                    (Name and address of agent of service)
Applicant requests that the Commission send copies of all
notices, orders and communications in connection herewith
to:
Jerome A. Vennemann                                 William T. Baker
Associate General Counsel                           Reid & Priest LLP
Cinergy Corp.                                       40 West 57th
(address above)                                     New York, New York  10019
	The application-declaration as previously filed in this
proceeding is hereby amended as set forth below:
	1.	The last paragraph of Item 1.A is amended and
restated in its entirety to read as follows:

    "The proceeds of such short-term borrowings were to be utilized by PSI, ULH&P, Lawrenceburg, West Harrison and Miami for general corporate purposes including (1) interim financing of capital requirements, (2) working capital needs, (3) repayment, redemption or refinancing of debt or preferred stock, and (4) loans through the Money Pool. The August 1995 Order limited the aggregate principal amount of short-term borrowings at any one time outstanding (whether through the Money Pool or from banks or the sale of commercial paper) to the following amounts: PSI, $400 million; ULH&P, $35 million; West
Harrison, $200,000; Lawrenceburg, $3 million; and Miami,
$100,000. Finally, the August 1995 Order limited the maximum amount of guarantees and letters of credit issued or obtained by Cinergy to a $375 million aggregate limitation imposed by the Commission in another proceeding (Release No. 35-26215, January 11, 1995). In
March 1996 (Release No. 35-26488, March 12, 1996) ("March
1996 Order"), the Commission authorized Cinergy to incur short-term bank borrowings, issue and sell commercial paper and obtain letters of credit in an aggregate principal amount at any one time outstanding not to exceed $1 billion through December 31, 1999."

2.	The last paragraph of Item 1.B is hereby amended
and restated in its entirety to read as follows:
"Guaranties issued (i) by Cinergy would be subject to the $1 billion aggregate limitation specified in the March 1996 Order (subject to any increases in that authorization that Cinergy may obtain pursuant to one or more further orders of the Commission), and (ii) by Investments would not exceed $250 million at any one time outstanding."

	3.	The first paragraph of Item 1.C is amended and
restated in its entirety to read as follows:

		    "Subject to the respective Borrowing Limitations, from time to time through December 31, 2002, PSI, ULH&P, Lawrenceburg, West Harrison and Miami propose to make loans to each other, and Cinergy, Cinergy Services, CG&E, Tri-State and KO propose to make loans to PSI, ULH&P, Lawrenceburg, West Harrison and Miami, all pursuant to and in accordance with the Money Pool. /1/ Applicants propose no changes to the Money Pool as authorized in the August 1995 Order and embodied in the related Money Pool
Agreement. /2/"

                           SIGNATURE
	Pursuant to the requirements of the Act, the
undersigned companies have duly caused this statement to be
signed on their behalf by the undersigned thereunto duly
authorized.
Dated:	April 25, 1997
                                   CINERGY CORP.

                                   By:  /s/ William L. Sheafer
                                       Treasurer

                                   CINERGY INVESTMENTS, INC.

                                   By:  /s/ William L. Sheafer
                                        Treasurer

                                   CINERGY SERVICES, INC.

                                   By:  /s/ William L. Sheafer
                                        Treasurer

                                   The Cincinnati Gas & Electric
                                     Company

                                   By:  /s/ William L. Sheafer
                                        Treasurer

                                   The Union Light, Heat and
                                     Power Company

                                   By:  /s/ William L. Sheafer
                                        Treasurer

                                   The West Harrison Gas and
                                     Electric Company

                                   By:  /s/ William L. Sheafer
                                        Treasurer

                                   Lawrenceburg Gas Company

                                   By:  /s/ William L. Sheafer
                                        Treasurer

                                   Miami Power Corporation

                                   By:  /s/ William L. Sheafer
                                        Treasurer

                                   Tri-State Improvement Company

                                   By:  /s/ William L. Sheafer
                                        Treasurer

                                   KO Transmission Company

                                   By:  /s/ William L. Sheafer
                                        Treasurer

                                   PSI Energy, Inc.

                                   By:  /s/ William L. Sheafer
                                        Treasurer
ENDNOTES

/1/  Any borrowings by Cinergy Services, CG&E, Tri-State and KO from each other under the Money Pool or from the other Money Pool Participants thereunder will be exempt (together with the corresponding loans) pursuant to rule 52.
/2/	Cinergy, Cinergy Services, CG&E, Tri-State, KO, PSI, ULH&P,
Lawrenceburg, West Harrison and Miami are sometimes herein collectively referred to as the "Money Pool Participants." The August 1995 Order also approved a proposal to establish a similar money pool arrangement for nonutility companies in the Cinergy system ("Nonutility Money Pool"). However, Cinergy has not implemented the Nonutility Money Pool and has no present intention to do so. Cinergy does not seek to continue any authority granted in the August 1995 Order that related to the Nonutility Money Pool, including with respect to combined short-term investments of surplus funds.